Exhibit 99.1

Hanwha SolarOne Announces Shareholder Resolutions Adopted at Annual General Meeting

SHANGHAI, China (December 21, 2012) – Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers, and photovoltaic (“PV”) cells and modules in China, today announced the shareholder resolutions adopted at its annual general meeting of shareholders (“AGM”) held in Shanghai, China on December 20, 2012.

Hanwha SolarOne’s shareholders adopted the following resolutions:

1.	As an ordinary resolution, that the appointment of Ernst & Young Hua Ming, as independent auditor of the Company for the year ending December 31, 2012 be approved.

2.	As an ordinary resolution, that the re-election of Min Su Kim, as a director of the Company with effect from the date of this AGM, to hold office for a term of three-years commencing on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic manufacturers in the world, providing cost-competitive, high quality PV modules. It is the flagship company of Hanwha Solar, the solar business network of Fortune 500 ranked Hanwha Group. Hanwha SolarOne serves the utility, commercial, government and residential markets for a growing network of third-party distributors, OEM manufacturers and system integrators. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. For more information visit: www.hanwha-solarone.com.

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For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations Building

1, 18th Floor 1199 Minsheng Road, Shanghai,

PRC 200135 P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

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